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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                CRYPTOLOGIC INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228906103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 10 pages

Cusip No.  228906103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     1346049 Ontario Limited
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     735,363*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 2 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Strategic Advisors Corp.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        494,750
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            494,750
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     735,363*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------

----------

* See Item 4 below.


                               Page 3 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Strategic Capital Partners Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        228,813
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            228,813
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     735,363*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------

----------

*  See Item 4 below.


                               Page 4 of 10 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Randall Abramson
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        11,800
Number of          -------------------------------------------------------------
Shares Benefi-     6.   Shared Voting Power
cially Owned            0
by Each            -------------------------------------------------------------
Reporting          7.   Sole Dispositive Power
Person With:            11,800
                   -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     735,363*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

----------

See Item 4 below.


                               Page 5 of 10 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          CryptoLogic Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1867 Yonge Street
          7th Floor
          Toronto, Ontario, Canada M4S 1Y5

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Strategic Advisors Corp. ("SAC"); Strategic Capital Partners Inc. ("SCPI"); Randall Abramson ("Abramson"); and the group the above-named persons comprise. Holdco, SAC, SCPI, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, SCPI and SAC. SAC is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. SCPI is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive Officer, Secretary, Treasurer and Portfolio Manager of SAC; and Director, President, Portfolio Manager and Compliance Officer of SCPI. Holdco owns 100% of the outstanding voting stock of SCPI, and 75% of the outstanding voting stock of SAC. Abramson owns 82% of the outstanding capital stock of Holdco.

          Abramson has served on the Board of Directors of the Issuer since May 1, 2003. Members of the Issuer's Board of Directors are elected annually by the shareholders of the Issuer at its annual shareholder meeting. Upon his election as a director, Abramson relinquished to a co-portfolio manager all voting and dispositive power with respect to Common Stock held in discretionary investment accounts managed by SAC and SCPI.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for Holdco, SCPI and Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for SAC is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.


                               Page 6 of 10 pages

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, no par value

     (e)  CUSIP NUMBER:

          228906103

ITEM 3.   NA

ITEM 4.   OWNERSHIP

          (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on December 31, 2005, the Reporting Persons' beneficial ownership of Common Stock was 735,363 shares. Of this amount, 11,800 shares of Common Stock were held by Abramson including 1,800 shares of Common Stock held by Abramson directly and 10,000 stock options held by Abramson which have vested; 228,813 shares of Common Stock were owned by advisory clients of SCPI and held in accounts managed by SCPI and 494,750 shares of Common Stock were owned by advisory clients of SAC and held in accounts managed by SAC.

          Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over the shares held by it. SAC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by SAC and SCPI).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


                               Page 7 of 10 pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The clients of SAC and SCPI have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the shares beneficially owned by the Reporting Persons. No individual clients' holdings of such shares are more than five percent of the Issuer's total outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          See Items 2(a) and 4 above.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               NA

ITEM 10.  CERTIFICATION

          (a)  NA

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 10 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 2005


                                                1346049 ONTARIO LIMITED



                                                By: /S/ Randall Abramson
                                                ------------------------
                                                Name: Randall Abramson
                                                Title: Chief Executive Officer


                                                STRATEGIC ADVISORS CORP.



                                                By: /S/ Randall Abramson
                                                ------------------------
                                                Name: Randall Abramson
                                                Title: Chief Executive Officer


                                                STRATEGIC CAPITAL PARTNERS, INC.



                                                By: /S/ Randall Abramson
                                                ------------------------
                                                Name: Randall Abramson
                                                Title: President



                                                /S/ Randall Abramson
                                                --------------------
                                                Randall Abramson


                               Page 9 of 10 pages

EXHIBIT 1

The members of the group filing this Schedule 13G are:

1.     1346049 Ontario Limited
2.     Strategic Advisors Corp.
3.     Strategic Capital Partners Inc.
4.     Randall Abramson


                              Page 10 of 10 pages